Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Surrozen, Inc. for the registration of (i) up to 5,213,415 shares of its common stock, (ii) up to 1,373,000 shares of its common stock issuable upon exercise of pre-funded warrants and (iii) up to 3,293,207 shares of its common stock issuable upon exercise of Series E common stock warrants, and to the incorporation by reference therein of our report dated March 31, 2025, with respect to the consolidated financial statements of Surrozen, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California

April 23, 2025